UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2026                                            File No.    001-33649

Pacific Booker Minerals Inc.

(Name of Registrant)

#1203 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.Directors’ Circular – April 29, 2026

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ☒FORM 40-F  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: April 30, 2026	By: /s/ “John Plourde” John Plourde, President and CEO